October 27, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mark Kronforst, Accounting Branch Chief

Re:	Logitech International S.A.
Form 10-K for the Fiscal Year ended March 31, 2008
Filed May 30, 2008
Definitive Proxy Statement on Schedule 14A
Filed July 29, 2008
File No. 0-29174

Dear Mr. Kronforst:

We have received the inquiry from Ms. Donna Levy, Attorney Advisor, Division of Corporation Finance, relating to our response to your comment letter dated September 10, 2008 with respect to the above-referenced filings made by Logitech International S.A.

In response to Ms. Levy’s inquiry, we confirm that none of our nine active distribution agreements with Ingram Micro entities individually accounts for more than 10% of our net sales. We also confirm that there is no “umbrella” or master agreement with Ingram Micro which governs or otherwise specifies the terms contained in the nine separate distribution agreements.

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We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (510) 795-8500 should you have any questions or comments to this response.

Very truly yours,

/s/ Mark J. Hawkins
Mark J. Hawkins
Chief Financial Officer

cc:	Marc Thomas, Staff Accountant, Division of Corporation Finance, SEC
Donna Levy, Attorney Advisor, Division of Corporation Finance, SEC
Audit Committee, Logitech International S.A.
Gerald Quindlen, President and CEO, Logitech International S.A.
Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.
Betty Jo Charles, PricewaterhouseCoopers LLP